

17017107

SE

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42227

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHEAST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 EARLE OVINGTON BLVD., 7TH FLOOR
(No. and Street)

MITCHEL FIELD (City) NEW YORK (State) 11553 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARC BENEDETTO (516) 396-1674
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JM CPA LLP
(Name – *if individual, state last, first, middle name*)

589 EIGHTH AVENUE, 7TH FL (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARC BENEDETTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTHEAST SECURITIES, INC., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE-PRESIDENT

Title

Notary Public

ELLEN M. RYAN
Notary Public, State of New York
Qualified in Nassau County
No. 01RY6045855
Term Expires July 31, 20 18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHEAST SECURITIES, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

NORTHEAST SECURITIES, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

JM CPA LLP
589 Eighth Avenue, 7th Floor
New York, NY 10018


JM CPA
LLP
Certified Public Accountants

212-303-9000
Fax: 646-885-0250
www.jmcpallp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Northeast Securities Inc. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Northeast Securities, Inc. and Subsidiaries: Northeast Asset Management, Inc. and Benchmark Capital Advisors Inc. (collectively the "Company") as of December 31, 2016, and the related notes to the consolidated financial statement. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

JM CPA LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 29, 2017


A member of
msi
Global
Alliance
Independent legal & accounting firms

NORTHEAST SECURITIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 7,150,664
Receivable from broker-dealer	3,242,172
Securities owned:	
Marketable, at market value	183,833
Not readily marketable, at estimated fair value	32,577
Property and equipment - net	46,275
Other receivables	446,367
Shareholders loans	521,654
Employee loans	279,167
Security deposits	140,258
Prepaid expenses and other assets	290,111
Deferred tax assets	108,539
Total Assets	$ 12,441,617

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 2,387,750
Accrued expenses	3,990,218
Payable to broker-dealer	29,023
Securities sold, not yet purchased, at market value	111,063
Deferred tax liabilities	5,849
Income taxes payable	155,581
Total Liabilities	6,679,484
Stockholders' Equity:	
Preferred stock (1,000,000 shares .01 par value authorized, 0 shares issued)	-
Common stock (20,000,000 shares .01 par value authorized, 10,976,922 shares issued and 8,950,001 outstanding)	109,769
Additional paid-in capital	5,698,475
Retained earnings	6,533,921
	12,342,165
Less 2,026,921 shares of common stock in treasury, at cost	(6,580,032)
Total Stockholders' Equity	5,762,133
Total Liabilities and Stockholders' Equity	$ 12,441,617

The accompanying notes are an integral part of the financial statement.
"See independent auditor's report"

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Northeast Securities, Inc., a New York corporation founded in 1989, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has grown into a multi-line financial services firm serving institutional and individual clients and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The business operates from several strategic office locations with the institutional office located at 40 Wall Street in New York City's financial district.

Northeast Asset Management, Inc., a New York corporation formed January 23, 1997, is principally engaged in providing financial advisory services. The Company is a registered investment advisor with the SEC.

Benchmark Capital Advisors, Inc., a New York corporation formed January 13, 1989, is principally engaged in providing financial advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Basis of Presentation

The accompanying consolidated financial statements include the accounts of Northeast Securities, Inc. and its subsidiaries: Benchmark Capital Advisors, Inc. and Northeast Asset Management, Inc., as the subsidiaries are wholly owned by Northeast Securities, Inc. The consolidated financial statements present the consolidated results of Northeast Securities, Inc. and its subsidiaries Benchmark Capital Advisors, Inc. and Northeast Asset Management, Inc. All material intercompany transactions and balances have been eliminated in consolidation.

Northeast Securities, Inc., Northeast Asset Management, Inc. and Benchmark Capital Advisors, Inc. will be referred to as the "Company".

B) Method of Accounting

The consolidated financial statements of the Company have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

C) Property and Depreciation

Property is stated at cost. Major expenditures for property which substantially increase useful lives are capitalized. Depreciation is provided for on a straight-line basis over the useful lives of the respective assets. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

D) Cash and Cash Equivalents

The Company considers all highly-liquid financial instruments with maturities of three months or less when purchased to be cash equivalents.

E) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F) Income Taxes

The Company is in accordance with FASB ASC 740-10-50-8. The provision for income taxes represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income as reported in its tax returns.

The Company is in accordance with FASB ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the period ended December 31, 2016, the Company has no material uncertain tax positions to be accounted for in the consolidated financial statements. The company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. Deferred tax assets and liabilities are recognized based upon the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. They are measured using enacted rates in the years in which those temporary differences are expected to reverse.

The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior 2013.

NORTHEAST SECURITIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2016

(continued)

NOTE 3 – RECEIVABLE FROM BROKER-DEALER

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company's securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker. The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody.

NOTE 4 – SECURITIES OWNED & SOLD, NOT YET PURCHASED

Marketable securities owned at December 31, 2016 consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Debt securities	$ 183,730	$ (76,126)
Corporate stocks, EFTPS, mutual funds	103	(34,937)
	$ 183,833	$ (111,063)

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2016 these securities at estimated fair values consisted of equities totaling $32,577.

NOTE 5 – FAIR VALUE MEASUREMENTS

The Company's investments are reported at fair value in the accompanying consolidated statement of financial condition. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5 – FAIR VALUE MEASUREMENTS – (Continued)

U.S. generally accepted accounting principles establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the assets or liabilities is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The designated level for a security is not necessarily an indication of the risk associated with investing in that security.

Valuation techniques used, need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following schedule presents the Company's investments by level within the fair value hierarchy as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Marketable securities	$ 183,833	$ -	$ -	$ 183,833
Private equity investments	-	-	32,577	32,577
Total	$ 183,833	$ -	$ 32,577	$ 216,410

NORTHEAST SECURITIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2016

(continued)

NOTE 6 – PROPERTY AND EQUIPMENT

Property and Equipment is comprised of the following at December 31, 2016:

		Estimated Useful Life
Equipment and Office Furniture	$ 1,387,844	3-7 Years
Leasehold Improvements	706,415	10 - 15 Years
Total property and equipment	2,094,259	
Less: Accumulated depreciation and amortization	(2,047,984)	
Property and equipment - Net	$ 46,275	

NOTE 7 – SHAREHOLDERS LOAN

The Company has unsecured loans to its shareholders, in the amount $521,654. The loans are non-interest bearing and due on demand.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligation, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds. The Company maintains accounts with various financial institutions. The Company has exposure to credit risk to the extent its cash exceeds the $250,000 covered by federal deposit insurance. As of December 31, 2016, the Company's uninsured cash balances totaled $6,500,853.

NOTE 9 – LEASE COMMITMENTS

The Company leases office space in New York and Florida. The Company has obligations under the operating leases with initial terms in excess of one year.

The minimum future rental payments under the lease agreements as of December 31, 2016 are summarized as follows:

December 31,	2017	$ 742,544
	2018	758,766
	2019	629,383
	2020	458,957
	2021	300,016
	Thereafter	627,303
		$3,516,969

For the year ended December 31, 2016, rent expense aggregated $536,820.

NOTE 10 – DEBT

The Company meets its short-term financing needs by borrowing against cash balances and securities it owns for investment purposes. The interest rate is a floating rate above the prime rate. As of December 31, 2016, there were no outstanding borrowings under this facility.

NOTE 11 – DEFERRED RENT

Deferred rent represents the excess of straight-line rent expense over cash payments for the remaining lease term.

NOTE 12 – PENSION PLAN

The Company is the sponsor of a 401(K) retirement plan, which allows eligible employees to voluntarily defer a percentage of their salaries. The Company at its option may match employee deferrals. The Company made no matching contributions for the year ended December 31, 2016.

NOTE 13 – CONTINGENCIES

The Company – together with various other broker-dealers, corporations, and an individual – has been named in only one arbitration claiming damages that are not substantial. Management of the Company, after consultation with outside legal counsel, is highly confident that the resolution of this arbitration will not result in any material adverse effect on the Company's financial position.

The Company has elected to self-insure with respect to business errors and omission and has no excess insurance coverage for these types of claims. The Company has established a reserve of $465,000.

The Company has entered into a service agreement with its clearing broker in 2014, which established early termination fees, which decline, and minimum deposits as follows:

Termination Fees	
Within 1 year	$2,000,000
2 years	1,500,000
3 years	1,000,000
4 years	750,000
5 years and thereafter	500,000

Minimum deposits required under agreement	
In year 1	$1,000,000
2	750,000
3	500,000
4	250,000
5 and thereafter	250,000

NOTE 14 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years. As of December 31, 2016, the minimum net capital requirement was defined as the greater of $100,000 or 6-2/3% of the aggregate indebtedness.

At December 31, 2016, the Company had net capital of $3,647,693 which was $3,234,953 in excess of its required net capital of $409,380. The Company's net capital ratio was 1.70 to 1.

NOTE 15 – INCOME TAXES

The income tax provision on the statement of consolidated statement of operations is comprised of:

Current - Federal	$ 109,346
Current - State and local	83,282
	192,628
Deferred - Federal	124,019
Deferred - State and local	26,288
	150,307
	$ 342,935

NOTE 16 – SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions through March 29, 2017, the date the financial statements were available to be issued. During 2016, the majority shareholder committed to a sale of his entire equity position in the Company. On January 17, 2017, the directors of the Company consented to the sale.